Exhibit (e)(5)

September 7, 2007

By hand,

Salvatore Calabrese

Via Luigi Cagnola, 7 (int. 9)
20154 - Milano - Italy

Re:               Your employment as Dirigente for indefinite term

Dear Mr. Calabrese:

In accordance with our previous understandings, we wish to confirm that it is the intention of Gentium S.p.A. (hereinafter the "Company") to enter into this indefinite term employment agreement with upon the terms and conditions hereinafter specified.

1.	Duties

1.1
You will continue to be employed by the Company as Manager ("dirigente") pursuant to the National Collective Labour Agreement of the Dirigente of the industrial sector (hereinafter the "CLA"), applied by the Company. You will continue also to perform the duties of "Vice President, Finance" and "Secretary" of the Company.

1.2
As an employee of the Company, you hereby undertake, for as long as you are employed, subject to paragraph 8.2 below, to devote your full time, attention and ability to the duties of your employment, and faithfully and diligently perform your duties and exercise only such powers as are consistent with them. In particular, you shall (i) comply with all lawful and reasonable directions given by the Chief Executive Officer and Chief Financial Officer of the Company, (ii) use your reasonable endeavors to promote the interests of the Company and (iii) keep the Chief Executive Officer and Chief Financial Officer of the Company informed (in writing if so requested) of your conduct of business and provide such explanations as they may reasonably require.

	1.3	You will continue to be based in the Company's office located in Villa Guardia, Como, Piazza XX Settembre, no. 2.

2.	Compensation

2.1
As compensation for the services rendered in favour of the Company, you will receive a base gross yearly salary of Euro 120,000.00 (hereinafter the "Base Salary"), effective April 1, 2007; provided, however, beginning in fiscal year 2008, your Base Salary will be reviewed and increased in accordance with the increases set forth in the CLA. Furthermore, your Base Salary shall be reviewed annually by the Compensation Committee of the Board of Directors of the Company and in light of such review may be increased (but not decreased), taking into account any change in your responsibilities, your performance and any other factors the Compensation Committee deems relevant.

	2.2	The Base Salary will be paid in 13.5 monthly instalments, pursuant to the CLA.

2.3
You hereby undertake not to disclose and keep confidential the terms of your economic treatment. You hereby waive any privacy or confidentiality rights you may have if the Company is required to or chooses to disclose, including publicly, the terms of your economic treatment, including filing this Agreement as an exhibit to its registration statements or reports filed with the Securities and Exchange Commission, other regulators and/or any securities exchange upon which the Company's securities or American Depositary Shares are listed or traded.

3.	Fringe Benefits

3.1
The Company will continue to keep at your disposal a company car of a model and horsepower in keeping with your functions. You will be entitled to use such company car also for private purposes, in accordance with the Company's internal regulation and in compliance with the tax and social security regulations currently in force. The Company will also continue to keep at your disposal a cellular phone.

	3.2	The Company will bear the insurance, property tax, and maintenance cost related to said car.

	3.3	The gasoline expenses concerning the aforesaid car will be reimbursed by the Company in compliance with applicable Company car policy with which you undertake to fully comply.

	3.4	You will be eligible for all general employee benefit plans and programs provided to all employees of the Company, including improvements or modifications of the same.

4.	Bonus

4.1
You may be eligible to receive an annual bonus (the "Bonus") in accordance with the Company's internal rules as applied from time to time, targeted at 30% of your Base Salary, upon achievement of the criteria to be determined by the Compensation Committee.

	4.2	All bonuses will be awarded at the sole discretion of the Company; therefore, the granting of a Bonus in a given year will not entitle you to receive the Bonus in the following years.

4.3
The parties acknowledge that the Bonus described above will be exclusively computed for purpose of calculating the Employment Termination Treatment (the so-called "TFR") and the notice period indemnity, pursuant to terms and conditions set forth in Articles 2120 and 2121 of the Italian Civil Code, since any other contractual economic terms, including but not limited to 13 and 14 month salaries, have been already computed in the determination of such Bonus. The parties further acknowledge that the TFR began to accrue on February 14, 2005, and as of August 31, 2007, aggregated €4,408.29.

5.	Equity Compensation

With respect to the fiscal year 2007, you have been granted options to purchase up to an aggregate of 24,000 ordinary shares of the Company effective March 26, 2007 at an exercise price of $18.95 (which was the closing price per American Depositary Share on March 26, 2007 and was the fair market value of the Company's ordinary shares on such date) under the Company's Amended and Restated 2004 Equity Incentive Plan. For future years, you shall be eligible to receive options equal to 60% of the applicable Base Salary for such year at an exercise price equal to the fair market value of the ordinary shares on the date of grant. The number of options to be granted each year shall be determined by dividing the dollar amount of 60% of the applicable Base Salary by the value of such options as determined by applying the Black-Scholes formula. All such options shall vest 1/3rd on the first anniversary of the date of grant and 1/36th per month on the first day of each of the twenty-four months following the first anniversary of the date of grant.

6.	Term

Your employment relationship shall be deemed for an indefinite term, commencing from the date hereof.

7.	Confidentiality, Non-competition and Non-solicitation Agreement

Pursuant to article 2125 of the Italian Civil Code, you hereby undertake and agree enter into and perform the Confidentiality, Non-competition and Non-solicitation Agreement attached hereto as Exhibit A on the date hereof, which is to be deemed part of this Agreement.

8.	Duties of loyalty

	8.1	During your term of employment, you shall devote your best business efforts and utmost diligence to the Company. Given the peculiarity of the assignments and tasks you will be entrusted with, you shall be subject to the loyalty clause as per art. 2105 of the Italian Civil Code. In the event of non-fulfilment of such obligation the Company may terminate the employment contract for Cause.

9.	Business travel

In addition to the travel allowance provided for by the CLA, you will be entitled to obtain the reimbursement of the relevant out-of pocket expenses upon presentation of the pertinent documentation which has to be in compliance with the fiscal and tax regulations currently in force.

10.	Holidays

You are entitled to an annual paid vacation period according to the terms and conditions provided by the existing CLA.

11.	Termination

	11.1	Each of the parties may terminate the employment relationship for the reasons and following the procedures set forth in statutory provisions and in the applicable CLA.

	11.2	Upon termination of your employment relationship, irrespective of the reason thereto, you shall be obliged to return all material and property belonging to the Company.

11.3
Upon termination of your employment relationship, irrespective of the reason thereto, you shall be entitled, in addition to the TFR, (a) all accrued but unpaid Base Salary and benefits up to and including the date of termination, or, in the case of your death, accrued to the last day of the month in which the death occurs, (b) exercise your vested options to purchase ordinary shares of the Company in accordance with the terms set forth herein, except in the case of your death or disability, in which case you or your estate, as applicable, shall have the right to exercise all vested options, at a minimum, during the one year period from the date of death or disability, and (c) any payment owed or due to you, but not yet paid, pursuant to your Bonus.

11.4
Where a Change In Control occurs (as defined below) and your employment is terminated by the Company without Cause (as defined below) or you resign for Good Reason (as defined below) within 24 months of the date of the Change In Control, you will be entitled to receive, in addition to the TFR, severance pay equal to the greater of (a) what you would be entitled to under Italian law (including, but not limited to, the notice period indemnity and the other indemnities and damages set forth by the Italian law and the CLA, as well as any damages whatsoever) and (b) an amount equal to the aggregate of (i) 1.5 times your Base Salary in effect at such time of termination, (ii) 1.5 times the greater of the average of the Bonuses received in the last 3 years of employment or the targeted Bonus for the year in which you are terminated or resign and (iii) the prorated targeted Bonus for the year in which you are terminated or resign as accrued in the course of the year of termination or resignation, minus any TFR paid or accrued to you. In addition, in such a situation, all your unvested stock options will become fully vested and exercisable of the date of termination or resignation of employment and shall be exercisable for a period of 90 days after the date of termination or resignation. The prior sentence shall supersede all language to the contrary in any option agreement you may have received. You shall also be entitled to payment of any benefits for which you may be eligible pursuant to Paragraph 3 for a period of 24 months from the date of termination. Finally, you shall be entitled to reimbursement of any legal expenses incurred in the course of enforcing amounts due under this Section 11.4.

11.5
Should your employment be terminated by the Company without Cause or you resign for Good Reason, not within 24 months of a Change In Control, you will be entitled to receive, in addition to the TFR, severance pay equal to the greater of (a) what you would be entitled to under Italian law (including, but not limited to, the notice period indemnity and the other indemnities and damages set forth by the Italian law and the CLA, as well as any damages whatsoever) and (b) an amount equal to the aggregate of (i) your Base Salary in effect at such time of termination, (ii) the greater of the average of the Bonuses received in the last 3 years of employment or the targeted Bonus for the year in which you are terminated or resign and (iii) the prorated targeted Bonus as accrued in the course of the year of you are terminated or resign as accrued in the course of the year of termination or resignation, minus any TFR paid or accrued to you. In addition, in such a situation, all your unvested stock options will become fully vested and exercisable of the date of termination or resignation of employment and shall be exercisable for a period of 90 days after the date of termination or resignation. The prior sentence shall supersede all language to the contrary in any option agreement you may have received. Finally, you shall be entitled to payment of any benefits for which you may be eligible pursuant to Paragraph 3 for a period of 12 months from the date of termination.

11.6
Should you elect to receive the severance payment referred to in paragraphs 11.4 or 11.5 above, no further sum shall be due and payable by the Company including but not limited to the notice period indemnity and the other indemnities and damages set forth by the Italian law and the CLA, as well as any damages whatsoever. The payment of the relevant severance will be conditioned upon the execution by you of a waiver and release in the form established by the Company.

12.	Privacy

Pursuant to the Article 13 of the Legislative Decree no. 196/03 (the "Decree"), you hereby give your consent that your personal data be used by the Company, including the disclosure and communication thereof to third parties, in connection with the fulfilment of all the obligations related to your employment relationship. For this purpose, you hereby confirm of having been informed on the content and implications of article 13 of the aforesaid mentioned Decree.

13.	Definitions

"Change In Control" shall mean:

(a)
The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not shareholders of the Company immediately prior to such merger, consolidation or other reorganization;

(b)
The date a majority of members of the Board is replaced during any 12-month period with directors whose appointment or election is not endorsed by a majority of the members of the Board or a majority of the Directors then comprising the Nominating and Corporate Governance Committee before the date of the appointment or election (the "Incumbent Board"); provided, that any individual who was initially elected as a Director of the Company as a result of an actual or threatened election contest, as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act, or any other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board or the Bank of New York (as the Company's depositary of its American Depositary Shares) shall not be deemed a member of the Incumbent Board;

		(c)	The sale, transfer or other disposition of all or substantially all of the Company's assets;

(d)
Any transaction as a result of which any person, or more than one person acting as a group becomes the beneficiary, owner and/or "beneficial owner" (as defined in Rule 13d3 under the Exchange Act), directly or indirectly, (or has, during the twelve (12) month period ending on the date of the most recent acquisition by such person or group, become the beneficiary, owner and/or "beneficial owner," directly or indirectly) of securities of the Company representing at least 30% of the total voting power represented by the Company's then outstanding voting securities. For purposes of this Paragraph (c), the term "person" shall indicate any person and/or entity except for:

			(i)	A trustee or other fiduciary holding securities under an employee benefit plan of the Company or a subsidiary of the Company;

			(ii)	A corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of Shares; and

			(iii)	The Company.

"Termination for Cause" shall mean a termination by the Company when there is a cause triggering a termination without notice in accordance with the Italian law and the CLA. By way of example, Cause shall mean any of the following: (i) your commission of a felony or of any criminal act (not including traffic misdemeanors) involving moral turpitude which results in a conviction; (ii) your deliberate and continual refusal to perform satisfactorily in all material respects employment duties not inconsistent with this Agreement; (iii) an act of fraud or embezzlement by you; (iv) your wilful misconduct or negligence having a material adverse effect on the Company's business; or (v) a material breach of this Agreement, including the loyalty provisions set forth in Paragraph 8.1, the Company's code of conduct, the Company's code of ethics or the Company's insider trading policy. Determination as to whether or not a Cause exists for termination of the employment will be made in accordance with Italian laws.

"Resignation with Good Reason" shall mean a resignation of the employment by you due to (i) a material breach by the Company of its obligations under this Agreement, (ii) a material diminution of your authority, duties or responsibilities contemplated by Section 4 hereof (including status, offices, titles and reporting requirements) so as to qualify a demotion under article 2103 of the Italian Civil Code, (iii) a material reduction in your Base Salary or (iv) a relocation of your place of work to a location more than 50 kilometres from the Company's office at Villa Guardia (Como), Piazza XX Settembre 2.

14	Miscellaneous

14.1
Any other terms and conditions of your employment not expressly regulated herein shall be governed by the provisions of the CLA and the applicable Company's regulations and/or code of conducts. This Agreement replaces and supersedes any individual employment agreement between you and the Company.

	14.2	You will continue to be registered in the Employees Book used by the Company (i.e. "Libro Metricole") with number 58.

The Company
By:	/s/ Laura Ferro
Name: Laura Iris Ferro
Title: Chairperson, Chief Executive Officer and President

For acceptance:
By:	/s/ Salvatore Calabrese
Name: Salvatore Calabrese